SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated September 23, 2003

Biomira Inc.

(Translation of registrant’s name into English)

Edmonton Research Park
2011 – 94 Street, Edmonton, Alberta Canada T6N 1H1

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ (for past years)	Form 40-F ☑ (commencing in calendar year 1997)

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

NEWS RELEASE
SIGNATURES

Item	Page

Press Release of the Company dated September 22, 2003 announcing a financing of approximately $16.3 million (U.S.)	3

Signature	4

2

News Release
FOR IMMEDIATE RELEASE

BIOMIRA ANNOUNCES U.S. $16.3 MILLION FINANCING

EDMONTON, ALBERTA, CANADA — September 22, 2003 — Biomira Inc. (Nasdaq:BIOM) (TSX:BRA) announced today that it has arranged a financing, totaling U.S.$16,290,000, with Rodman & Renshaw, Inc. of New York acting as exclusive placement agent. In respect of this financing, Biomira intends to file shortly in Canada a prospectus supplement to its April 30, 2002 Base Shelf Prospectus and in the United States a prospectus supplement to its April 30, 2002 F-10 Registration Statement. The financing is expected to close at the earliest opportunity.

The Company will be offering up to 9 million common shares at an issue price of U.S.$1.81, which represents a premium of 7.6 per cent over the U.S.$1.682 average of the closing bid price of Biomira common shares as quoted on the Nasdaq National Market for the five trading days up to and including September 18, 2003.

The issue will include up to 2,070,000 warrants. Each purchaser participating in the offering will receive 0.23 warrants for every common share purchased in the offering. Each warrant will entitle the holder thereof to purchase one common share at an exercise price of U.S. $2.30. The warrants will have a two year term, expiring September 18, 2005, and a “no exercise period” of six months.

“Our financial goal is to have sufficient funds to aggressively move our two lead product candidates to the next level,” said Edward Taylor, Vice President Finance and Chief Financial Officer. “With the completion of this additional financing, we feel we are well on the way to accomplishing that goal.”

Biomira is a biotechnology company specializing in the development of innovative therapeutic approaches to cancer management. Biomira’s commitment to the treatment of cancer currently focuses on the development of synthetic vaccines and novel strategies for cancer immunotherapy. We are The Cancer Vaccine People™.

Biomira Company Contacts:

Edward Taylor Vice President Finance and Administration/CFO 780-490-2806	Ron Helmhold Senior Director, Finance & Corporate Controller 780-490-2808

This release may contain forward-looking statements. Various factors could cause actual results to differ materially from those projected in forward-looking statements, including those predicting the timing and results of clinical trials, availability or adequacy of financing, the sales and marketing of commercial products or the efficacy of products. Although the Company believes that the forward-looking statements contained herein are reasonable, it can give no assurance that the Company’s expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

# # #

BIOMIRA INC. 2011 – 94 St. Edmonton, AB, Canada T6N 1H1 Tel: (780) 450-3761 Fax: (780) 463-0871
http://www.biomira.com

3

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOMIRA INC. (Registrant)

Date: September 23, 2003	By:	/s/ Edward A. Taylor Edward A. Taylor Vice President Finance

4